UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014
Commission File Number 0-29320

DEALNET CAPITAL CORP.
 (Exact Name of Registrant as Specified in its Charter)

325 Milner Avenue, Suite 300, Toronto, Ontario, Canada, M1B 5N1
(Address of principal executive offices)

(855) 912-3444
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change in Address

DealNet Capital Corp. (formerly Gamecorp Ltd.) (“DealNet Capital” or the “Company”) has changed its principal execute offices to 325 Milner Avenue, Suite 300, Toronto, Ontario, Canada, M1B 5N1 and telephone number to (888) 766-5351. The Company’s website is www.dealnetcapital.com.

DealNet Capital is a public company that trades under the symbol “DLS” on the Canadian Securities Exchange (the “CSE”). DealNet Capital has an investment mandate to acquire and develop investee companies focused on generating high margin recurring revenue through innovative customer engagement models. The Company has focused its investments towards two key industry verticals: the thriving North American business process outsourcing market through its wholly-owned subsidiaries, OC Communications Group Inc. and Impact Mobile Inc.; and the consumer financing market through its wholly-owned subsidiary, One Dealer Inc.

DealNet Capital continues to be a reporting issuer on the CSE. For additional information please visit www.sedar.com or the Company’s corporate website.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DealNet Capital Corp.

Dated: September 17, 2014	By:	/s/ Robert J. Cariglia
Name: Robert J. Cariglia
Title: Chief Executive Officer